Exhibit 99.1

Lilium and SAUDIA announce plan to bring Electric Air Mobility to Saudi Arabia

Saudi Arabia’s national airline to be the first airline in the MENA region to invest in sustainable air mobility with plans to purchase 100 all-electric Lilium Jets and support certification across the region

RIYADH, SAUDIA ARABIA October 26, 2022: SAUDIA, the national flag carrier of Saudi Arabia, and Lilium N.V. (NASDAQ: LILM) (“Lilium”), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, at the sixth edition of the Future Investment Initiative (FII), announced a Memorandum of Understanding (MoU) for the proposed development and operation by SAUDIA of an eVTOL network across Saudi Arabia. The proposed arrangement will make SAUDIA the first airline in the MENA region to purchase 100 Lilium Jets alongside yearly support services.

With zero operating emissions, the Lilium Jet will enable sustainable and time-saving travel. SAUDIA intends to launch a state-of-the-art service with the purchase of 100 Lilium Jets including new electric point-to-point connections as well as seamless feeder connections to SAUDIA’s hubs for business class guests. Lilium Jet’s flexible cabin architecture is expected to enable a range of spacious interior configurations that are well suited to the needs of the premium market, which Lilium believes can help drive the early adoption of eVTOL aircraft required to scale.

SAUDIA also expects to support Lilium with the necessary regulatory approval processes in Saudi Arabia for certification of the Lilium Jet and any other required regulatory approvals. As the national flag carrier of Saudi Arabia, SAUDIA currently serves a network of more than 100 domestic and international destinations with its world-renowned service and hospitality. Lilium and SAUDIA plan to combine SAUDIA’s unrivalled market knowledge and Lilium’s unique eVTOL aircraft to transform the Kingdom’s domestic air transport sector.

Captain Ibrahim S. Koshy, Chief Executive Officer of SAUDIA said: “SAUDIA, building on its commitment to be an industry leading airline committed to sustainability, consider our eVTOL network project with Lilium to be an undertaking of great significance for the Kingdom’s aviation industry and will contribute effectively to spurring sustainable tourism in Saudi using zero-emission aviation. SAUDIA intends to meet a growing demand for regional air mobility and offer our valued guests a superior on-board experience. The potential for such an airborne transit network is limitless”.

Alexander Asseily, Vice Chairman of Lilium said: “We are thrilled to work with innovative partners for whom sustainability is a priority. This partnership with SAUDIA, our first in the Middle East, is an exciting development for Lilium. We look forward to working with SAUDIA to deploy an eVTOL network across Saudi Arabia.”

The proposed arrangement between SAUDIA and Lilium is subject to the parties completing a feasibility assessment, agreeing to commercial terms, and entering into definitive agreements with respect thereto and satisfaction of certain conditions.

About Saudi Arabian Airlines (SAUDIA):

Saudi Arabian Airlines (SAUDIA) is the national flag carrier of the Kingdom of Saudi Arabia. Established in 1945, the company is one of the Middle East’s largest airlines.

SAUDIA is a member of the International Air Transport Association (IATA) and the Arab Air Carriers Organization (AACO) as well as a member airline in the SkyTeam alliance since 2012.

Most recently, SAUDIA received the prestigious World Class designation by the Airline Passenger Experience Association (APEX) and maintained its ranking as a Global Five-Star Major Airline. SAUDIA was named the World’s Most Improved Airline in 2021 by Skytrax and received the same accolade in 2017.

For further information on Saudi Arabian Airlines, please visit www.saudia.com.

Media Center:

Saudi Arabian Airlines Headquarters

Jeddah 21231, Kingdom of Saudi Arabia

Email: MediaCenter@saudia.com

About Lilium:

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Contact information for Media:

Meredith Bell, Lilium

+41 79 432 57 79

meredith.bell@lilium.com

press@lilium.com

Lilium Forward-Looking Statements:

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s proposed business and business model, the markets and industry in which Lilium N.V. and its subsidiaries (collectively, the “Lilium Group”) operate or intend to operate, Lilium’s Memorandum of Understanding with SAUDIA for the proposed development of and operation by SAUDIA of an eVTOL network across Saudi Arabia, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this communication include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F, all of which are available at www.sec.gov. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements” in Lilium’s Annual Report on Form 20-F and in other filings. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Lilium Group assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.